Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings as defined:
Pre-tax income (loss)	(34,348)	25,180	53,717	123,157	85,570	28,537	94,572
Distributions from investees	3,341	12,807	19,169	9,322	12,212	6,715	13,741
Interest expense	112,204	114,647	132,538	93,939	72,572	104,415	37,998
(Income) in equity of affiliate	(16,774)	(20,969)	(29,764)	(19,966)	(23,963)	(15,213)	(24,399)
Interest portion of rental expense (1)	1,498	1,201	1,367	1,438	1,223	1,301	1,275
Total earnings	65,921	132,866	177,027	207,890	147,614	125,755	123,187
Fixed charges as defined:
Interest expense	112,204	114,647	132,538	93,939	72,572	104,415	37,998
Interest portion of rent expense (1)	1,498	1,201	1,367	1,438	1,223	1,301	1,275
Total fixed charges	113,702	115,848	133,905	95,377	73,795	105,716	39,273
Ratio of earnings to fixed charges	0.58	1.15	1.32	2.18	2.00	1.19	3.14

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(1) One-third of rent expense is the portion deemed representative of the interest factor.